Filed Pursuant to Rule 433

Free Writing Prospectus dated April 4, 2023

Relating to Preliminary Prospectus Supplement dated April 4, 2023 and Prospectus dated March 22, 2023

Registration No. 333-270754

FINAL TERM SHEET

April 4, 2023

$1,000,000,000 6.250% Senior Notes due 2033

Issuer:	Pilgrim’s Pride Corporation

Principal Amount:	$1,000,000,000

Gross Proceeds:	$993,120,000

Coupon (Interest Rate):	6.250%

Price to Public:	99.312%

Yield to Maturity:	6.339%

Spread to Benchmark Treasury:	300 basis points

Benchmark Treasury:	UST 3.500% due February 15, 2033

Benchmark Treasury Price and Yield:	101-11; 3.339%

Maturity	July 1, 2033

Interest Payment Dates:	Semi-annually on January 1 and July 1 of each year, commencing on January 1, 2024.

Redemption Provision(s):	Prior to April 1, 2033 (which is the date that is three months prior to the maturity of the notes), the Issuer may redeem the notes, in whole or in part, pursuant to a “make-whole” call at the applicable Treasury Rate plus 45 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. If the redemption date of the notes is on or after April 1, 2033, the redemption price will equal 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (as described more fully in the Prospectus under “Description of Notes–Optional Redemption”).

Use of Proceeds:	The Issuer intends to apply the net proceeds from the offering to repay the outstanding term loans under its U.S. Credit Facility (as defined in the Prospectus). The remaining proceeds will be used for general corporate purposes, including repayment of existing debt.

Ratings:*	Ba3/BBB-/BBB-

Trade Date:	April 4, 2023

Settlement Date:

April 19, 2023

We expect that delivery of the Notes will be made against payment therefor on or about April 19, 2023. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally settle in two business days; purchasers who wish to trade Notes prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle on April 19, 2023, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to two business days before delivery should consult their own advisors.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

CUSIP Number:	72147KAK4

ISIN Number:	US72147KAK43

Book-Running Manager(s):

Barclays Capital Inc.

BofA Securities, Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC
BBVA Securities Inc.

Rabo Securities USA, Inc.

ING Financial Markets LLC

Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Representatives can arrange to send you the prospectus if you request it by calling or e-mailing Barclays Capital Inc. at 1-888-603-5847 or barclaysprospectus@broadridge.com, BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com, BMO Capital Markets Corp. at 1-866-864-7760, Citigroup Global Markets Inc. at 1-800-831-9146 or prospectus@citi.com, Mizuho Securities USA LLC at 1-866-271-7403 and/or RBC Capital Markets, LLC at 1-866-375-6829 or rbcnyfixedincomeprospectus@rbccm.com.